UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

BIOCLINICA, INC.

(Name of Subject Company)

BIOCLINICA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

09071B100

(CUSIP Number of Class of Securities)

Mark L. Weinstein

President and Chief Executive Officer

BioClinica, Inc.

826 Newtown-Yardley Road

Newtown, Pennsylvania 18940-1721

(267) 757-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 11, 2013 (as amended from time to time, the “Schedule 14D-9”) by BioClinica, Inc., a Delaware corporation (“BioClinica”).   The Schedule 14D-9 relates to the tender offer which was commenced by BC Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.00025 per share of BioClinica, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (collectively, the “Shares”), at a price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated as of January 29, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among BioCore Holdings, Inc., a Delaware corporation (“Parent”), Purchaser and BioClinica, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 1 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

You should read this Amendment No. 1 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4 is hereby amended and supplemented by adding the following:

On page 26 of the Schedule 14D-9, the table and associated footnotes below the heading “Comparable Transaction Analysis” is replaced with the following:

Closing Date	Target	Acquiror	EV/EBITDA	Price/Earnings	Premium
July 3, 2012	eResearch Technology, Inc.	Genstar Capital LLC	9.0x	27.5x	18	%(1)
December 5, 2011	Pharmaceutical Product Development, Inc.	The Carlyle Group	10.4x	22.7x	7	%(1)
July 12, 2011	Kendle International Inc.	INC Research, LLC	14.2x	NM	42	%(1)(2)
Pending	BioClinica	BioCore	9.2x	28.0x	21	%(3)

(1)           Premiums to the closing price of the common stock for the day which was 30 calendar days prior to the announcement of the transaction.

(2)           Kendle premium to undisturbed stock price was 28%.

(3)           Premium to the closing price of the common stock on January 23, 2013.  This was the format that Excel presented to the Board.  Excel discussed generally with the Board the fact that the offer represented a premium over the trading price of BioClinica’s stock during the 30 days prior to the date of the offer.  The offer represents a 27% premium over BioClinica’s closing stock price on December 31, 2012, the date that was 30 calendar days prior to the announcement of the transaction.

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ANNEX I—INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Annex I is hereby amended and supplemented by adding the following:

On page I-18 of Annex I to the Schedule 14D-9, the first paragraph under the heading “Equity Compensation” is replaced with the following:

“Each non-employee director, except for Mr. Repko and Dr. Nowicki, was granted restricted stock units on May 16, 2012 covering 12,000 shares of our Common Stock. Dr. Nowicki was granted restricted stock units on May 16, 2012 covering 14,000 shares of our Common Stock as Chairman of the Board of Directors.  As of May 5, 2012, Mr. Repko was no longer employed by Covance and therefore was no longer considered to be a designee of Covance to the Board.  However, due to Mr. Repko’s experience in the industry, the Board decided not to amend its recommendation that Mr. Repko be elected to the Board in connection with BioClinica’s 2012 annual meeting of stockholders.  Following Mr. Repko’s re-election to the Board at BioClinica’s 2012 annual meeting of stockholders, and in consideration of the fact that Mr. Repko did not receive compensation for his prior Board service, Mr. Repko was granted restricted stock units on May 16, 2012 covering 15,000 shares of our Common Stock, the standard grant issued to a new director. As of May 5, 2012, Covance does not have any other designee on our Board of Directors.”

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2013	BIOCLINICA, INC.

	By:	/s/ Mark L. Weinstein
	Name:	Mark L. Weinstein
	Title:	President and Chief Executive Officer

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